GLASGAL ACQUIRES DATATEC


October 31, 1996 - Northvale, New Jersey -- Glasgal announced today that it has consummated its acquisition of Datatec Industries, Inc. - a $55 million network integration company in New Jersey. Using the "pooling of interests" method Glasgal acquired the shares of Datatec Industries, Inc. in return for 4,000,000 shares of Glasgal Communications, Inc.

"This acquisition accomplishes many significant milestones for Glasgal," said Isaac Gaon, CEO. "It should put our company well over $100 million dollars in annual sales, it provides us with strong physical layer expertise that has been missing from our technical capabilities in the past, it significantly increases Glasgal's higher margin service revenue and due to enormous sales, technical and expense synergies should significantly increase near term as well as long term profitability."

To allow shareholders to better understand the impact of the Datatec acquisition, Glasgal's unaudited first quarter operating results for fiscal 1996 are reproduced below, compared with the pro forma 1st quarter results for the combined companies, which includes the results of Datatec.


                                            THREE MONTHS          THREE MONTHS
                                           ENDED JULY 31,        ENDED JULY 31,
                                         1996 (AS REPORTED)     1996 (PRO FORMA)
                                         ------------------     ----------------

Sales                                       $13,110,000              $27,376,000

Earnings before
  Interest and Taxes                        $   388,000              $ 2,032,000

Net Income                                  $    57,000              $ 1,420,000

Earnings Per Share
  (cents)                                   $      --                $       .06


Chris Carey, CEO of Datatec said, "The expertise of the two organizations completes the LAN/Wan network services model with design, deployment, implementation, and support services. Initial reactions from our clients for these expanded services has been very positive. We are also very excited about utilizing CASI's software products. We are currently implementing the Configurator in our staging and configuration centers throughout the United States and expect to reduce our labor content by a minimum of 50%. In addition, many of our clients have expressed a high degree of interest in utilizing the Configurator in their own network integration process."

Glasgal Communications, Inc. is an open systems integrator that designs, installs and services local and wide area networks which incorporate a broad range of computer hardware, networking systems and software products.